Exhibit 4.4

EXECUTION COPY

ACKNOWLEDGEMENT AND WAIVER OF ANTI-DILUTION ADJUSTMENTS

This Acknowledgement and Waiver of Anti-Dilution Adjustments (this “Acknowledgement”), dated as of February 25, 2010, is made by and among Juma Technology Corp., a Delaware corporation (the “ Company ”), Vision Opportunity Master Fund, Ltd. (“ VOMF ”), and Vision Capital Advantage Fund, L.P. (“ VCAF ” and together with VOMF, “ Vision ”).

WHEREAS, the Company is the issuer of Series B Convertible Preferred Stock (the “Series B  Preferred Stock ”) pursuant to the Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock of Juma Technology Corp. (the “ Series B Certificate of Designation ”) filed with the State of Delaware on June 20, 2008;

WHEREAS, the Company has issued the following Series B Warrants (collectively, the “Series B Warrants ”):

(a)	Series B Warrant to purchase 4,824,188 shares of Common Stock of the Company dated August 16, 2007 issued to VOMF; and

(b)	Series B Warrant to purchase 1,425,812 shares of Common Stock of the Company dated August 16, 2007 issued to VCAF;

WHEREAS, the Company and VOMF have entered into a Note and Warrant Purchase Agreement dated as of February 25, 2010, wherein VOMF purchased from the Company, 10% convertible bridge notes (the “February Notes ”); and

WHEREAS, the Series B Preferred Stock, the Series B Warrants and the Series A Warrant each have certain price protections (the “ Price Protections ”) whereby the Conversion and/or Warrant Price, as applicable (as such terms are defined in the respective securities), is adjusted upon the issuance by the Company of Common Stock Equivalents (as such term is defined in the respective securities).

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby agreed and acknowledged, the parties hereto hereby agree as follows:

1.           As a result of the issuance of the February Notes, the Company acknowledges that the February Notes trigger the Price Protections of the Series B Warrants having the effect of adjusting the Warrant Price to $0.15;  provided however,  that VOMF and VCAF, as applicable, hereby waive such Price Protections and agree that the Warrant Price shall remain at $0.25; and  provided further , that Vision acknowledges and agrees that no additional shares of common stock shall be issued as a result of the change in Warrant Price; and

2.           As a result of the issuance of the February Notes, the Company acknowledges that the February Notes trigger the Price Protections of the Series B Preferred Stock,  provided however , that VOMF and VCAF, as applicable, hereby waive such Price Protections.

IN WITNESS WHEREOF, this Acknowledgement was duly executed as of the date set forth above.

JUMA TECHNOLOGY CORP.

By:
Name: Anthony M. Servidio
Title: Chief Executive Officer

VISION OPPORTUNITY MASTER FUND, LTD.

By:
Name:
Title:

VISION CAPITAL ADVANTAGE FUND, L.P.

By: VCAF GP, LLC, its General Partner

By:
Name:
Title: